May 10, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mariam Mansaray
Mitchell Austin

Re: Sify Technologies Limited
Registration Statement on Form F-1
Filed March 21, 2024
File No. 333-278152

Dear Ms. Mansaray,

This letter responds to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission, dated April 4, 2024 (the “Comment Letter”) relating to the Registration Statement on Form F-1 (“Registration Statement”) filed by Sify Technologies Limited (the “Company”). We are responding to the Comment Letter as set forth below.

For your convenience, the Company has included the Staff’s comments below in bold typeface followed by the Company’s response. With this letter and bearing the same date, the Company is filing Amendment No. 1 to its Registration Statement on Form F-1.

***

Form F-1 filed March 21, 2024

Cover Page

1. We note your cover page disclosure that entities affiliated with your CEO, Chairman and Managing Director, Mr. Raju Vegesna, beneficially own approximately 84.11% of your outstanding equity shares. Please revise to disclose, on the cover page and in the prospectus summary, whether you will be a “controlled company” as defined under the relevant Nasdaq listing rules and, if so, whether you intend to rely on “controlled company” exemptions. To the extent you will be considered a “controlled company”, please include risk factor disclosure that discusses the effect, risks and uncertainties of being designated a controlled company, including but not limited to, the result that you may elect not to comply with certain corporate governance requirements.

Response

We confirm that the Company qualifies as a “controlled company” as defined under the Nasdaq listing rules. However, the Company does not rely upon the corporate governance exemptions available to controlled companies. We have updated our disclosure on the prospectus cover page and in the prospectus summary accordingly. We have also included a risk factor about our controlled company status on page 34.

We trust the foregoing is responsive to the Staff’s comments. If you have any additional comments or questions, please do not hesitate to contact the Company at praveen.krishna@sifycorp.com or +919840926523 or our counsel at gregory.harrington@arnoldporter.com or (202) 942 5082 and carlos.pelaez@arnoldporter.com or (202) 942 5988.

Yours truly,

/s/ M. P. Vijay Kumar

M. P. Vijay Kumar
Whole-time Director and Chief Financial Officer

cc:

Gregory Harrington, Esq.

Carlos Pelaez, Esq.

Arnold & Porter Kaye Scholer LLP

601 Massachusetts Avenue, N.W.

Washington, D.C. 20001